Filed by SYNNEX Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Convergys Corporation
Commission File No. 001-14379

Investor Contact:
Mary Lai
Investor Relations
SYNNEX Corporation
marylai@synnex.com
(510) 668-8436

SYNNEX Corporation Provides Update on Pending Acquisition of Convergys and Announces Date for Fiscal 2018 Third Quarter Results

Fremont, Calif., - September 13, 2018 - SYNNEX Corporation (NYSE: SNX), a leading business process services company, today announced the pending acquisition of Convergys is expected to close earlier than anticipated. Regarding the transaction, both SYNNEX and Convergys have set their shareholder vote meetings for October 3, 2018, and SYNNEX expects to obtain all required regulatory approvals and to close the transaction shortly after the shareholder meetings. The close of the transaction is subject to the approval of shareholders from both companies, regulatory requirements, and any remaining customary closing conditions.
“Upon the close, Convergys will bring forth a unique set of assets to our portfolio and will greatly enhance our global leadership position,” said Chris Caldwell, Executive Vice President and President of Concentrix Corporation. “Our combined customers and prospects will benefit from the strategic value of our integrated service offerings. This will provide a strong opportunity ahead to drive year over year growth, utilizing our incredible talent pool while leveraging a more robust geographic footprint.”
In connection with the ongoing preliminary integration efforts of Convergys, SYNNEX is updating its cost synergy estimates relating to the pending transaction. At the time of the acquisition announcement on June 28, 2018, SYNNEX estimated it would achieve a minimum of $150 million in total cost synergies over a 3-year period post transaction integration, with an expected target of $50 million in the first year. SYNNEX now expects an accelerated pace of achieving $75 million in the first year.

In anticipation of the earlier closing date, SYNNEX will announce its financial results for the fiscal 2018 third quarter ended August 31, 2018 on Wednesday, October 3, 2018, after the market close. An earnings call will be held at 2:00 PM (PT) / 5:00 PM (ET), hosted by SYNNEX executive management including Dennis Polk, Chief Executive Officer, Marshall Witt, Chief Financial Officer, and Chris Caldwell, Executive Vice President and President of Concentrix Corporation. During this call, SYNNEX looks forward to sharing more details on the expected combined business of Concentrix and Convergys.
SYNNEX’s quarterly earnings press release will be posted on http://ir.synnex.com.
Q3 FY2018 Earnings Call
Date:    Wednesday, October 3, 2018
Time:    2:00 PM (PT) / 5:00 PM (ET)

To Listen via Telephone:
Passcode for the call is “SNX”
(866) 393-4306
(734) 385-2616 (for International Callers)

To Listen via Internet:
Live audio broadcast of the earnings call will be available at http://ir.synnex.com. A replay of the webcast will be available at approximately two hours after the earnings call has concluded.

About SYNNEX
SYNNEX Corporation (NYSE: SNX) is a Fortune 200 corporation and a leading business process services company, providing a comprehensive range of distribution, logistics and integration services for the technology industry and providing outsourced services focused on customer engagement to a broad range of enterprises. SYNNEX distributes a broad range of information technology systems and products, and also provides systems design and integration solutions. Concentrix, a wholly-owned subsidiary of SYNNEX Corporation, offers a portfolio of strategic solutions and end-to-end business services focused on customer engagement, process optimization, technology innovation, front and back-office automation and business transformation to clients in ten identified industry verticals. Founded in 1980, SYNNEX Corporation operates in numerous countries throughout North and South America, Asia-Pacific and Europe. Additional information about SYNNEX may be found online at www.synnex.com.

About Concentrix
Concentrix, a wholly-owned subsidiary of SYNNEX Corporation (NYSE: SNX), is a leading business services company. We focus on customer engagement and improving business outcomes for over 450 global clients across many continents. Our 100,000+ staff deliver technology-infused, omni-channel customer experience management, marketing optimization, digital, consulting, analytics and back office solutions in 40+ languages from 125+ delivery centers. We serve automotive; banking and financial services; insurance; healthcare; technology; consumer electronics; media and communications; retail and ecommerce; travel and transportation; and energy and public sector clients. Visit http://www.concentrix.com to learn more.

About Convergys
Convergys delivers consistent, quality customer experiences in 58 languages around the globe. We partner with our clients to improve customer loyalty, reduce costs, and generate revenue through an extensive portfolio of capabilities, including customer care, analytics, tech support, collections, home agent, and end-to-end selling. We are committed to delighting our clients and their customers, delivering value to our shareholders, and creating opportunities for our talented, caring employees in 33 countries around the world. Visit http://www.convergys.com to learn more.

Additional Information and Where to Find It
In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that includes a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus that was mailed on or about September 4, 2018 to stockholders of SYNNEX and shareholders of Convergys. INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436. Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.
No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Participants in Solicitation
SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.
Forward-Looking Statements
DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; that all required regulatory approvals in connection with the transaction will be obtained; and the methods SYNNEX will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future - including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings, the pace of obtaining and the amount of cost synergies, and the expected timetable for completing the proposed transaction - are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.
A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Copyright 2018 SYNNEX Corporation. All rights reserved. SYNNEX, the SYNNEX Logo, CONCENTRIX, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX, the SYNNEX Logo, and CONCENTRIX Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.